UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F

(Under the Securities Exchange Act of 1934)

Secure Blue, Inc.
(Exact name of registrant as specified in its charter)

COMMISSION FILE NUMBER: 000-26211

Nevada
(State of Organization)

95-4666270
IRS Employer Identification Number)

5630 West Manchester Boulevard
Los Angeles, California 90045
Address of Principal Executive Offices

(310) 670-2366
(Registrant's telephone number)

APRIL 3, 2003

     Secure Blue Inc. Schedule 14F - Information Statement

Secure Blue, Inc.

Schedule 14F - Information Statement

INTRODUCTION

This Information Statement is being furnished by Secure Blue, Inc. (the "Company") pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a change in control of the Company and an acquisition of assets. The change of control and acquisition of assets will result upon closing of an Agreement and Plan of Merger ("Agreement") by and between the Company and Omega Information Solutions, Inc. ("Omega"), and the shareholders of Omega. Omega is a Maryland corporation whose principal place of business is located at Box10703, Gaithersburg, Maryland. 20898.

The Agreement and Plan of Merger is dated as of March 20, 2003; and shall be entered into by the Company to merge with and acquire the assets of Omega subject to completion of mutual due diligence examination of the Company and Omega. To accomplish the Agreement, the Company will acquire all of Omega's outstanding common stock owned by the shareholders of Omega. Omega shareholders shall receive a total of twelve million (12,000,000) shares of the Company's common stock, which shall constitute approximately sixty percent (60%) of all the outstanding shares of the Company's common stock upon closing of the Agreement, in exchange for all of the Omega shares.

NAME OF SURVIVING CORPORATION

The corporation which shall survive the Agreement contemplated is Secure Blue, Inc., a Nevada corporation.

BOARD OF DIRECTORS AND OFFICERS

All of the officers and directors of Secure Blue, Inc. shall have resigned as of the date of closing of the Agreement. The directors and officers of Omega Corporation, as of the date of closing of the Agreement, shall be the directors and officers of the surviving corporation, each to serve until his respective successor shall have been elected and qualified.

OMEGA COPORATION

Founded in 2001, Omega is a privately held company sassed out of Gaithersburg, Maryland. Omega develops, markets, supports, and provides security solutions for enterprise networks and service providers, application service providers and managed service providers including virtual private networks (VPNs), firewalls, intranet and extranet security. The Company’s existing products are primarily focused to serve the security needs of the governmental market with a specific concentration on the Department of Defense (DOD) and the Intelligence Community. The Company plans to expand on its governmental experience and provide comprehensive end-to-end protection to commercial users, with an emphasis on customized solutions to applications that require high levels of security.

VOTING SECURITIES

Secure Blue, Inc.

The authorized capital stock of the Company consists of 50,000,000 shares of common stock, $0.001 par value, of which 9,240,000 shares are outstanding as of the date of this Information Statement. The Company has no other capital stock authorized or issued. Immediately prior to the close of the Agreement, the Company shall cause to be cancelled 1,240,000 shares of common stock.

APRIL 3, 2003

     Secure Blue Inc. Schedule 14F - Information Statement

Omega Corporation

The authorized capital stock of Omega consists of 50,000,000 shares of common stock, $0.001 par value, of which 12,000,000 shares are outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Secure Blue, Inc.

Secure Blue, Inc. has authorized 50,000,000 shares of common stock. Currently issued and outstanding shares of common stock is 9,240,000.

		Average Price	Number of Shares	% of Total
Name	Class of Shares	Per Share	Now Held	Outstanding

Jose F. Garcia	Common Stock	$0.001	3,000,000	32

Office Street Address: Las Vegas, Nevada

Telephone: (702) 768-0555

Number of shares beneficially owned by officers and directors as a group: 0

Omega Corporation

Omega has authorized 50,000,000 shares of common stock. Currently issued and outstanding shares of common stock are 12,000,000.

		Average Price	Number of Shares	% of Total
Name	Class of Shares	Per Share	Now Held	Outstanding

Randall E. Breeden	Common Stock	$0.001	3,960,000	33
Carol F. Babiskin	Common Stock	$0.001	3,960,000	33
Bob Pollock	Common Stock	$0.001	3,960,000	33

Office Street Address:	Box 10703, Gaithersburg, Maryland. 20898

Number of shares beneficially owned by officers and directors as a group: 11,880,000

CHANGES IN CONTROL

At the closing of the Agreement, the current directors and officers of Secure Blue, Inc. shall have resigned their positions as directors and officers. At the Closing of the Agreement, the current directors and officers of Omega shall be the directors and officers of the surviving corporation. As a result, the Company shall have experienced a change in control. Pursuant to Rule 14f-1 of the Exchange Act of 1934, not less than ten days prior to any such person taking office as a director this information statements shall be filed with the Securities and Exchange Commission and transmitted to all holders of record of securities of the issuer who would be entitled to vote at a meeting for election of directors.

APRIL 3, 2003

     Secure Blue Inc. Schedule 14F - Information Statement

LEGAL PROCEEDINGS

No material legal proceeding, to which either the Company or Omega is a party or to which the property of the Company or Omega is subject, is pending or is known by either the Company or Omega. The Company or Omega is not aware of any legal proceedings in which any director or officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company or Omega is a party adverse to the Company or Omega or has a material interest adverse to the Company or Omega.

DIRECTORS AND EXECUTIVE OFFICERS

The following information relates to the incoming directors and officers, who will become directors and officers of the surviving corporation upon the effective date of the Agreement:

Name	Age	Position
Richard Oravec	34	President
Robert S. Pollock	35	VP Business Development
Randall e. Breeden	38	Chief Operations Officer

Richard Oravec is a seasoned financial engineer of emerging technology companies involved in healthcare, financial services, and security systems. He has successfully structured corporate finance syndications and private placements in small- and medium-sized public and private companies. Mr. Oravec holds an M.B.A. from Fordham University in New York.

Robert S. Pollock has over 35 years of experience in both the private and public marketplace; Mr. Pollock is a proven and successful business leader in the technology field. During the last six years, Bob has been a Business Development Consultant in Network Security & Business Continuity Services. He is also a Senior Advisor in Wildwood Capital Partners, since its inception in 2001. Mr. Pollock has a Bachelor's degree from the City University of NY, where he majored in Physics & Mathematics.

Randall E. Breeden has had a long and distinguished career as lead architect and development manager for leading edge companies such as Teradata, FileTek, Borealis, Cryptek, and Visual Networks. He has over 20 years of large-scale development experience in both secured and commercial environments. With five years of consulting for the CIA and an additional 10 years of commercial systems design.

APRIL 3, 2003

     Secure Blue Inc. Schedule 14F - Information Statement

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

No transaction has occurred within the past fiscal year resulting in an aggregate obligation exceeding $60,000 between the registrant and any officer, director, nominee, five percent security holder or immediate family member of those persons.

None of the current officers or directors of Secure Blue, Inc. are related by blood or marriage. None of the current officers or directors of Omega Corporation are related by blood or marriage.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth the aggregate cash compensation paid for services rendered during the last fiscal year.

Secure Blue, Inc.

	Fiscal	Salary		Other
Name and Principal Position	Year	Compensation	Bonus	Compensation
Alfonso Hernandez	2002	0	0	0
President and Director

There are no annuity, pension or retirement benefits proposed to be paid to Officers, Directors, or employees of Secure Blue, Inc. in the event of retirement at normal retirement date pursuant to any existing plan provided by Secure Blue, Inc.

No employment agreements exist or are currently contemplated.

There was no compensation paid to any directors of Secure Blue, Inc. as director’s fees.

Omega Corporation

Reflects amounts paid or payable by Secure Blue, Inc.

	Fiscal	Salary		Other
Name and Principal Position	Year	Compensation	Bonus	Compensation

Richard Oravec	2002	0	0	0
President,
Randall E. Breeden*	2002	0	0	0
Chief Operations Officer

Robert S. Pollock	2002	0	0	0
VP business Development

* Mr. Breeden has received a significant salary, exceeding $100,000 in fiscal year 2002, from Omega Corporation which is expected to continue.

APRIL 3, 2003

     Secure Blue Inc. Schedule 14F - Information Statement

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

(continuation)

There are no annuity, pension or retirement benefits proposed to be paid to Officers, Directors, or employees of Omega Corporation in the event of retirement at normal retirement date pursuant to any existing plan provided by Omega Corporation.

No employment agreements currently exist.

There was no compensation paid to any directors of Omega Corporation as director’s fees.

No officer or director compensation or retirement obligations are assumed by Secure Blue, Inc. as a result of the contemplated acquisition and expected change in control.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely upon a review of Forms 3, 4 and 5 received by the Company pursuant to Rule 16(a)-3 of the 1934 Act, none of the officers, directors or beneficial owners of more than ten percent of any class of equity securities of the Company registered pursuant to Section 12 of the 1934 Act have failed to file on a timely basis, Forms 3, 4 or 5 as required by Section 16(a) during the most recent fiscal year or prior fiscal year.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Information Statement may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Secure Blue, Inc.

By: /s/ Alfonso Hernandez, President
Alfonso Hernandez, President

Dated: April 3, 2003

APRIL 3, 2003